January 11, 2012

Mr. Jim B. Rosenberg

Senior Assistant Chief Accountant

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 6010

100 F Street, N.E.

Washington, D.C. 20549

Re:	Affirmative Insurance Holdings, Inc.

Form 10-K for Fiscal Year Ended December 31, 2010

Filed March 31, 2011

File No. 000-50795

Dear Mr. Rosenberg:

This letter is in follow up to the Commission’s correspondence dated October 25, 2011 (the “Comment Letter”), with respect to the Form 10-K for the year ended December 31, 2010, of Affirmative Insurance Holdings, Inc. (“Affirmative”). Affirmative filed its initial response to the Comment Letter on November 21, 2011 (the “Response”).

On December 28, 2011, I received a follow-up telephone call from the Commission Staff (“Staff”) commenting on Affirmative’s Response. During that call, the Staff stated that it was unclear as to why Affirmative contended in the Response that the quoted market price of Affirmative common stock is not the best evidence of fair value, given that the Staff considers the frequency and volume of trading of the stock to be an active market. The Staff also requested further explanation as to how the use of a discounted cash flow model is consistent with ASC 350-20-35-22 through 35-24 in satisfying step 1 of the impairment test.

The Staff requested Affirmative’s written response to these questions within ten (10) business days, i.e. on or before January 12, 2012. To ensure that we have sufficient time to respond appropriately to the Staff’s comments, we request an additional ten (10) business days to provide our additional response. Accordingly, this correspondence will confirm that Affirmative will submit a written response to the Staff’s comments on the Response on or before Thursday, January 26, 2012.

Thank you for your attention to this matter. If you have any questions or comments, please do not hesitate to contact the undersigned.

Sincerely,

        /s/ Michael J. McClure

Michael J. McClure

Executive Vice President &

Chief Financial Officer

Affirmative Insurance Holdings, Inc.

4450 Sojourn Drive, Suite 500

Addison, Texas 75001

Telephone: (630) 560-7205

Facsimile: (630) 560-7013

E-Mail: michael.mcclure@affirmativeinsurance.com